For immediate release
                                                                  August 4, 2006

                Toyota Announces First Quarter Operating Results
         Net Revenues and Earnings Mark New Record for the first Quarter
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2006.

On a consolidated basis, net revenues for the first quarter totaled 5.64 trillion yen, an increase of 13.2 percent compared to the same period last fiscal year. Operating income increased 26.5 percent to 512.4 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 554.6 billion yen. Net income increased 39.2 percent to
371.5 billion yen.

Positive contributions to operating income totaled 180.0 billion yen, consisting of 100.0 billion yen from the positive effects of foreign exchange rates, 60.0 billion yen from marketing efforts and 20.0 billion yen from cost reduction efforts. Negative factors totaled 72.7 billion yen, including an increase in R&D expenses of 27.5 billion yen.

Commenting on the results, TMC Senior Managing Director Takeshi Suzuki said, "We posted substantial increases in both revenues and profits, achieving record levels. We believe this is a result of company-wide efforts to implement the plans that we set at the beginning of this fiscal year."

Consolidated vehicle sales for the first quarter came to 2.09 million units, an increase of 143 thousand units compared with the previous period of the last fiscal year.

In Japan, unit sales decreased by 7 thousand units compared with the first quarter of the last fiscal year, to 543 thousand units. Toyota's market share excluding mini-vehicles grew by 1.5 percent compared with the first quarter of the last fiscal year, to 46.5 percent. Operating income from Japanese operations increased by 104.6 billion yen from the same period last year, to 293.0 billion yen, due mainly to higher Japanese production volume in response to strong overseas demand.

Sales in North America reached 747 thousand units, an increase of 106 thousand units due to the strong popularity of such models as the redesigned RAV4 and the new Yaris and FJ Cruiser. In North America, operating income increased by 2.3 billion yen, to 140.1 billion yen, as a result of strong sales of these and other models, which offset start-up costs at the Texas plant which is scheduled to open in the near future.

In Europe, despite weak market conditions, unit sales increased by 52 thousand units to 308 thousand vehicles. Operating income from European operations increased by 19.8 billion yen, to 36.5 billion yen, as a result of strong sales primarily of remodeled vehicles such as the Yaris, RAV4 and Lexus IS. Profits in Europe have been improving

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steadily.

Sales in Asia decreased by 36 thousand units to 193 thousand units, mainly due to sales decreases in Indonesia and Taiwan. Operating income from Asian operations decreased by 9.8 billion yen, to 30.0 billion yen, as a result of decreases in both production volume and vehicle units sold. Exports of IMV vehicles from Asia, which began last year, have been progressing well.

In other regions including Africa, Oceania and South and Central America, sales increased to 300 thousand vehicles, an increase of 28 thousand units.
Operating income in these regions decreased by 1.1 billion yen, to 15.9 billion yen.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2007 will be 8.45 million units, which is unchanged from TMC's initial projections announced in May 2006. Consolidated revenues and earnings projections for the full year also remain unchanged, with consolidated net revenues of 22.3 trillion yen, operating income of 1.90 trillion yen and net income of 1.31 trillion yen.

Commenting on the outlook for consolidated profit for the fiscal year ending March 31, 2007, Suzuki said, "We are currently on track overall for the annual plan so far, with the exception of foreign exchange rates assumptions. Despite fluctuations in raw material prices, we aim to achieve our forecast of each activity that we planned at the beginning of this fiscal year."

         (Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                         ----------------

   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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